SECURITIES AND EXCHANGE COMMISSION

Release No. 30564; File No. 812-14109

American Family Life Insurance Company, <u>et al</u>.

June 20, 2013

<u>Agency</u>: Securities and Exchange Commission ("Commission").

<u>Action</u>: Notice of application for an order approving the substitution of certain securities

pursuant to Section 26(c) of the Investment Company Act of 1940, as amended (the "1940 Act")

<u>Applicants</u>: American Family Life Insurance Company (the "Company"), American Family

Variable Account I (the "Life Account"), and American Family Variable Account II (the

"Annuity Account") (together, the "Applicants").

<u>Summary of Application</u>: The Applicants seek an order pursuant to Section 26(c) of the 1940

Act, approving the substitution of shares of the Vanguard Money Market Portfolio

("Replacement Portfolio") of the Vanguard Variable Insurance Fund ("Vanguard Fund") for

Initial Class Shares of the Fidelity Variable Insurance Products Money Market Portfolio

("Replaced Portfolio") of the Fidelity Variable Insurance Products Fund ("Fidelity Fund"),

currently held by the Life Account and the Annuity Account (each an "Account," together, the

"Accounts") to support variable life insurance and annuity contracts issued by the Company

(collectively, the "Contracts").

<u>Filing Date</u>: The application was filed on January 8, 2013, and the amended and restated

application was filed on May 16, 2013.

Hearing or Notification of Hearing: An order granting the application will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Secretary of the Commission and serving the Applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on July 15, 2013, and should be accompanied by proof of service on the Applicants in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the requester's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Secretary of the Commission.

Addresses: Secretary, Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090.

Applicants: David C. Holman, Esq., American Family Life Insurance Company, 6000 American Parkway, Madison, Wisconsin 53783-0001; Thomas E. Bisset, Esq., Sutherland Asbill & Brennan LLP, 700 Sixth Street, N.W., Suite 700, Washington, D.C. 20001-3980.

For Further Information Contact: Patrick Scott, Senior Counsel, or Michael Kosoff, Branch Chief, Insured Investments Office, Division of Investment Management, at (202) 551-6795.

Supplementary Information: The following is a summary of the Application. The complete Application may be obtained via the Commission's website by searching for the file number, or for an Applicant using the Company name box, at http:// www.sec.gov/search/search.htm, or by calling (202) 551-8090.

Applicants' Representations:

1.   American Family Life Insurance Company conducts a conventional life insurance business and is authorized to transact the business of life insurance, including annuities, in twenty-seven states. For purposes of the 1940 Act, the Company is the depositor and sponsor of

each of the Accounts as those terms have been interpreted by the Commission with respect to variable life insurance and variable annuity separate accounts.

2. The Annuity Account and the Life Account issue Contracts and the Company owns the assets of each Account attributable to a Contract. Such assets are held separately from the other assets of the Company for the benefit of the owners of, and the persons entitled to payment under, those Contracts. Each Account is a "separate account" as defined by Rule 0-1(e) under the 1940 Act and is registered with the Commission as a unit investment trust.[1] Each Account is comprised of a number of subaccounts and each subaccount invests exclusively in one of the insurance dedicated mutual fund portfolios made available as investment vehicles underlying the Contracts. Currently, the Replaced Portfolio is available as an investment option under the Company's variable life insurance and variable annuity Contracts.

3. The Fidelity Fund is registered[2] as an open-end management investment company under the 1940 Act and currently offers five (5) investment portfolios, each with multiple share classes. The Fidelity Fund issues a series of shares of beneficial interest in connection with each portfolio and has registered such shares under the Securities Act of 1933 ("1933 Act") on Form N-1A.[3]

4. Each portfolio of the Fidelity Fund has entered into an advisory agreement with Fidelity Management & Research Company ("FMR") under which FMR acts as investment adviser for the portfolio.

5. Neither the Fidelity Fund, any of its portfolios, nor subadvisers are affiliated with the Applicants. The Fidelity Fund does not have manager-of-managers relief for the Replaced Portfolio.

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[1]   File No. 811-10097 (the Life Account); File No. 811-10121 (the Annuity Account).

[2]   File No. 811-05361.

[3]   File No. 33-17704.

6.   The Vanguard Fund is registered as an open-end management investment company under the 1940 Act[4] and currently offers seventeen (17) portfolios, including the Replacement Portfolio. The Vanguard Fund issues a series of shares of beneficial interest in connection with each portfolio and has registered such shares under the 1933 Act on Form N-1A.[5]

7.   Pursuant to an investment advisory agreement between the Replacement Portfolio and The Vanguard Group, Inc. ("Vanguard"), Vanguard provides investment advisory services to the Replacement Portfolio. Vanguard manages the Replacement Portfolio subject to the supervision and oversight of the Replacement Portfolio's board of directors.

8.   Neither the Vanguard Fund, any of its portfolios, nor Vanguard are affiliated with the Applicants. The Vanguard Fund and Vanguard have received an order from the Commission that allows the Vanguard Fund and Vanguard to utilize a multi-manager structure to manage the assets of the Replacement Portfolio. Pursuant to the order, Vanguard is permitted to select sub-advisers that are not affiliates of Vanguard (other than by virtue of serving as investment advisers to one or more Vanguard funds) and revise selected advisory agreements without obtaining shareholder approval, subject to the approval of the Vanguard Fund board of trustees and certain other conditions.

9.   The Contracts are flexible premium variable annuity and variable life insurance contracts. The variable annuity contracts (file no. 333-45592) provide for the accumulation of values on a variable basis, fixed basis, or both, during the accumulation period, and provide settlement or annuity payment options on a fixed basis. The variable life insurance contracts (file nos. 333-44956 and 333-147408) provide for the accumulation of values on a variable basis, fixed basis, or both, throughout the insured's life, and for a substantial death benefit upon the death of the

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[4]   File No. 811-05962.
[5]   File No. 33-32216.

insured. Under each of the Contracts, the Company reserves the right to substitute shares of one fund for shares of another, or of another investment portfolio, including a portfolio of a different management company. Applicant state that the prospectus for the Contracts and the Accounts contain appropriate disclosure of this right.

10.   For as long as a variable life insurance Contract remains in force or a variable annuity Contract has not yet been annuitized, a Contract owner may transfer all or any part of the Contract value from one subaccount to another subaccount or to a fixed account.

11.   The Company proposes to substitute shares of the Replacement Portfolio for Initial Class shares of the Replaced Portfolio currently held in the Accounts (the "proposed substitution").

12.   The application states that, the proposed substitution is part of an effort by the Company to provide a portfolio selection within the Contracts that: (1) provides competitive long-term returns relative to other funds in the asset class peer group with lower investment risk; (2) provides a more competitive fee structure relative to other funds in the asset class peer group; and (3) maintains the goal of offering a mix of investment options covering basic categories in the risk/return spectrum.

13.   The application states that, replacing the Replaced Portfolio with the Replacement Portfolio is appropriate and in the best interests of Contract owners because the stated investment objective, principal investment strategies, and principal investment risks of the Replacement Portfolio are substantially similar to those of the Replaced Portfolio, so that Contract owners will have continuity in investment expectations with somewhat lower risk. A comparison of the investing objectives, strategies, and risks of the Replaced Portfolio and the Replacement Portfolio is included in the application.

14.   The following charts compare advisory fees, other expenses, and total operating expenses for the year ended December 31, 2012, expressed as an annual percentage of average daily net assets, of the Replaced Portfolio and the Replacement Portfolio. Neither the Replaced Portfolio nor the Replacement Portfolio impose a redemption fee.

	Replaced Portfolio	Replacement Portfolio
	Fidelity VIP Money Market Portfolio (Initial Class)	**Vanguard Money Market Portfolio**
	As of 12/31/12	**As of 12/31/12**
Advisory Fees	0.17%	0.12%
12b-1 Fee	N/A	N/A
Other Expenses	0.09%	0.04%
Total Expenses	0.26%[6]	0.16%
Less Contractual Fee Waivers and Expense Reimbursements	N/A	N/A
Net Expenses	0.26%	0.16%[7]

15.   Applicants state that they believe that the Replacement Portfolio is an appropriate replacement for the Replaced Portfolio for each Contract, and that the Replacement Portfolio represents an investment option that is more compatible with the Replaced Portfolio than are any other investment options under the Contracts.

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[6] FMR has voluntarily agreed to reimburse the Initial Class of the Replaced Portfolio to the extent total operating expenses (excluding interest, taxes, brokerage commissions, and extraordinary expenses) as a percentage of average net assets exceed 0.40%.

[7] Vanguard and the Replacement Portfolio's board of directors have agreed to temporarily limit certain net operating expenses in excess of the Replacement Portfolio's daily yield to maintain a zero or positive yield for the Portfolio. Vanguard and the Replacement Portfolio's board of directors may terminate the expense limitation at any time. The ratio of total expenses to average net assets after the voluntary expense limitation was 0.06%.

16.   The Replacement Portfolio for the fiscal years ended 2012, 2011, 2010 and 2009 has a significantly lower expense ratio than the Replaced Portfolio.   In light of the substantial level of assets of the Replacement Portfolio, the continued decline of the level of assets of the Replaced Portfolio, and the lower expense ratio of the Replacement Portfolio, Applicants believe that the Replacement Portfolio is a viable money market investment option for the Contracts whose expenses should not trend upward over time.

17.   Applicants maintain that Contract owners will be better served by the proposed substitution and that the proposed substitution is appropriate given the Replacement Portfolio, the Replaced Portfolio, and other investment options available under the Contracts. For each one-year, five-year and ten-year period ended December 31, 2012, the Replacement Portfolio has had investment performance comparable to that of the Replaced Portfolio, but with lower investment risk.

Legal Analysis and Conditions

1.   The Applicants request that the Commission issue an order pursuant to Section 26(c) of the 1940 Act approving the proposed substitution. Section 26(c) of the 1940 Act requires the depositor of a registered unit investment trust holding securities of a single issuer to obtain Commission approval before substituting the securities held by the trust.

2.   The proposed substitution is not the type of substitution that Section 26(c) was designed to prevent. Unlike traditional unit investment trusts where a depositor could only substitute an investment security in a manner which permanently affected all the investors in the trust, the Contracts provide each Contract owner with the right to exercise his or her own judgment and transfer Contract values into other subaccounts and the fixed account. Moreover, the application asserts, the Contracts will offer Contract owners the opportunity to transfer amounts out of the

affected subaccount into any of the remaining subaccounts without cost or disadvantage. The proposed substitution, therefore, will not result in the type of costly forced redemption that Section 26(c) was designed to prevent.

3.   Applicants believe that Contract owners will be better off with the Replacement Portfolio than with the Replaced Portfolio. The proposed substitution retains for Contract owners the investment flexibility that is a central feature of the Contracts. If the proposed substitution is carried out, all Contract owners will be permitted to allocate purchase payments and transfer Contract values between and among the remaining subaccounts as they could before the proposed substitution.

4.   Applicants believe that the Replacement Portfolio and the Replaced Portfolio are substantially the same in their stated investment objectives and principal investment strategies as to afford investors continuity of investment and risk. In addition, Applicants generally submit that the proposed substitution meets the standards that the Commission and its staff have applied to similar substitutions that have been approved in the past.

5.   Supplements to the prospectus for the Contracts dated January 29, 2013, disclosed the Company's intent to seek the order approving the substitution; moreover the supplements disclosed that from the date of the supplement until the date of the proposed substitution, the Company will not exercise any rights reserved by it under any Contract to impose additional charges for transfers until at least 30 days after the proposed substitution. Similarly, the supplements disclosed that from the date of the supplement until the date of the proposed substitution, the Company will permit Contract owners to transfer Contract value out of the subaccount currently holding shares of the Replaced Portfolio to other subaccounts and the fixed account without those transfers being treated as transfers for purposes of determining the

remaining number of transfers that may be permitted in the Contract year without a transfer charge. In addition, prospectuses for the Contracts dated May 1, 2013 disclosed substantially similar information as set forth in the supplements.

6.   Within five days after the proposed substitution, Contract owners who are affected by the substitution will be sent a written notice informing them that the substitution was carried out. The notice will also reiterate the facts that the Company: (1) will not exercise any rights reserved by it under any of the Contracts to impose additional charges for transfers until at least 30 days after the proposed substitution, and (2) will, for at least 30 days following the proposed substitution, permit such Contract owners to transfer Contract values out of the subaccount holding shares of the Replacement Portfolio to other subaccounts and the fixed account without those transfers being treated as transfers for purposes of determining the remaining number of transfers permitted in the Contract year without a transfer charge.

7.   Applicants represent that the Company will carry out the proposed substitution by redeeming shares of the Replaced Portfolio held by the Accounts for cash and applying the proceeds to the purchase of shares of the Replacement Portfolio. The proposed substitution will take place at relative net asset value with no change in the amount of any Contract owner's Contract value or death benefit or in the dollar value of his or her investment in either of the Accounts. Contract owners will not incur any fees or charges as a result of the proposed substitution, nor will their rights or the Company's obligations under the Contracts be altered in any way. All applicable expenses incurred in connection with the proposed substitution, including brokerage commissions and legal, accounting, and other fees and expenses, will be paid by the Company. In addition, the proposed substitution will not impose any tax liability on Contract owners. The proposed substitution will not cause the Contract fees and charges

currently being paid by existing Contract owners to be greater after the proposed substitution than before the proposed substitution.

8.   Applicants represent that the proposed substitution will not be treated as a transfer of Contract value for the purpose of assessing transfer charges or for determining the number of remaining "free" transfers in a Contract year. The Company will not exercise any right it may have under the Contracts to impose additional charges for Contract value transfers under the Contracts for a period of at least 30 days following the proposed substitution. Similarly, from the date of the supplements until the date of the proposed substitution, the Company will permit Contract owners to make transfers of Contract value out of the Replaced Portfolio subaccount to other subaccounts or the fixed account without those transfers being treated as transfers for purposes of determining the remaining number of transfers permitted in the Contract year without a transfer charge. Likewise, for at least 30 days following the proposed substitution, the Company will permit Contract owners affected by the substitution to transfer Contract value out of the Replacement Portfolio subaccount to other subaccounts or the fixed account without those transfers being treated as transfers for purposes of determining the remaining number of transfers permitted in the Contract year without a transfer charge.

9.   The Applicants acknowledge that reliance on the exemptive relief requested herein, if granted, depends upon compliance with all of the representations and conditions set forth in this Application.

10.   The Applicants represent that they will not receive, for three years from the date of the substitution, any direct or indirect benefits paid by the Replacement Portfolio, its advisors or underwriters (or their affiliates), in connection with assets attributable to Contracts affected by the substitution, at a higher rate than Applicants have received from the corresponding Replaced

Portfolio, its advisors or underwriters (or their affiliates), including, without limitation, Rule 12b-1 fees, revenue sharing, or other service fees or arrangements in connection with such assets. Applicants represent that the substitution is not motivated by any financial consideration paid or to be paid to the Company or its affiliates by the Replacement Portfolio, its advisors, underwriters, or their respective affiliates.

11.   Applicants represent that the Company is also seeking approval of the proposed substitution from any state insurance regulators whose approval may be necessary or appropriate.

12.   The Applicants submit that the proposed substitution meets the standards set forth in Section 26(c) and assert that the replacement of the Existing Fund with the Replacement Fund is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

Conclusion:

For the reasons and upon the facts set forth above and in the application, the Applicants assert that the requested order meets the standards set forth in Section 26(c) of the 1940 Act and should therefore, be granted.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary